UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH

E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)
(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072
(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0
(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,236,570,579	$560,313

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €24.905 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.2980 = €1.00, the Federal Reserve Bank of New York noon buying rate on January 25, 2007. Terms used and not defined in the preceding sentence are defined below.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $107.00 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A. Form or Registration No.: N.A. Filing Party: N.A. Form: N.A. Date Filed: N.A.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

This Tender Offer Statement on Schedule TO (this ‘‘Schedule TO’’) relates to the offer by E.ON Zwölfte Verwaltungs GmbH (‘‘E.ON 12’’), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (‘‘E.ON’’), to acquire all the outstanding ordinary shares, par value €1.20 per share (the ‘‘ordinary shares’’), and American depositary shares (the ‘‘ADSs’’, and together with the ordinary shares, the ‘‘Endesa securities’’) of Endesa, S.A., a Spanish public limited company (‘‘Endesa’’), upon the terms and subject to the conditions of the U.S. offer (the ‘‘U.S. Offer’’) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the offer to purchase, dated January 26, 2007 (the ‘‘Offer to Purchase’’). E.ON 12 is also making a separate, concurrent Spanish offer (the ‘‘Spanish Offer’’ and, together with the U.S. Offer, the ‘‘Offers’’) for the ordinary shares.

On September 26, 2006, E.ON 12 announced its intent to increase its offer price to at least €35.00 in cash for each ordinary share and each ADS. On January 2, 2007, pursuant to the terms of the increased offer price, the announced increased offer price of at least €35.00 was reduced to at least €34.50 as a result of the interim dividend paid by Endesa of €0.50 per ordinary share and ADS on January 2, 2007. Although the resulting new announced offer price of at least €34.50 is legally binding on E.ON 12 as a matter of Spanish law, E.ON 12 will not be permitted to formally increase the offer price under the Offers until the Comisión Nacional del Mercado de Valores (the ‘‘CNMV’’) approves the increase during the course of the Offers in accordance with Spanish tender offer regulation. Accordingly, until the CNMV approval for the price increase is received, the current offer price under the Offers is formally €24.905.

As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, the Share Form of Acceptance, the ADSs Letter of Transmittal and the Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to Items 1 though 9 and Item 11 of this Schedule TO.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information

The information attached hereto as Exhibit (a)(1)(J) is hereby incorporated by reference.

Item 12.    Exhibits

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007
(a)(1)(B)	Form of Share Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal
(a)(1)(D)	Form of Notice of Guaranteed Delivery
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa

Exhibit	Description
(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a)(5)(B)	Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least €35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006
(a)(5)(C)	English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least €34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007
(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish ‘‘sealed envelope’’ procedure
(b)(1)	Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto
(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(g)	Not applicable
(h)	Not applicable

Item 13.    Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

E.ON Zwölfte Verwaltungs GmbH
By: /s/ Karl-Heinz Feldmann Name: Mr. Karl-Heinz Feldmann Title: Managing Director
By: /s/ Dr. Patrick Wolff Name: Dr. Patrick Wolff Title: Managing Director
E.ON Aktiengesellschaft
By: /s/ Dr. Michael Gaul Name: Dr. Michael Gaul Title: Member of the Board of Management
By: /s/ Karl-Heinz Feldmann Name: Mr. Karl-Heinz Feldmann Title: Senior Vice President and General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007
(a)(1)(B)	Form of Share Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal
(a)(1)(D)	Form of Notice of Guaranteed Delivery
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa
(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a)(5)(B)	Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least €35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006
(a)(5)(C)	English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least €34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007
(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish ‘‘sealed envelope’’ procedure
(b)(1)	Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto
(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(g)	Not applicable
(h)	Not applicable